

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

June 23, 2006

By Facsimile and U.S. Mail

Mr. Thomas D. Willardson
Chief Financial Officer
Cost Plus Inc.
200 4th Street
Oakland, California 94607

     Re: **Cost Plus Inc.**
              Form 10-K for the calendar year ended January 28, 2006
              Filed April 13, 2006
              File No. 000-14970

Dear Mr. Thomas D. Willardson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Overview, page 16

1. It appears that comparable store sales may be impacted by cannibalization as you open new stores in existing markets. Additionally, it appears that remodeling may also disrupt sales at exiting stores. Please revise your discussion of sales in future filings to address these issues and their impact on sales.

Selling, General and Administrative, page 17

2. We note that you identify several specific reasons for the $30.5 million increase in selling and administrative expenses. Please quantify the contribution from each of these factors to the overall change. We note that you only quantify the costs associated to the termination of an executive and the closure of 5 stores.

Contractual Obligations and Commitments, page 21

3. Please include in this table your expected future interest payments for currently outstanding debt. In cases of debt with variable rates, please disclose in the notes to the table the assumptions used to calculate the expected interest to be paid.

Critical Accounting Policies, page 23

4. We note that your disclosures concerning revenue recognition and other critical accounting policies appear to be a replication of disclosures contained in the notes to your financial statement. The disclosures of your critical accounting policies should enhance a readers understanding by providing information such as any assumption that is about highly uncertain matters, any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described; why different estimates that would have had a material impact on the company's financial presentation could have been used in the current period; why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation; an explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations; where material, an identification of the line items in the company's financial statements affected by the accounting estimate; a quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; a quantitative and qualitative discussion of any material changes made

to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance. Please revise your discussion to provide the quantitative and qualitative analysis described above.

5. We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements. In your disclosures regarding critical accounting estimates, you should discuss significant yearly changes as well as trends and uncertainties.

Consolidated Balance Sheets, page 29

6. Please tell us and disclose any individual component of "other current liabilities" that exceed 5% of total current liabilities. See Regulation S-X Item 5-02.20.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 35

7. We note that you record income from gift card breakage as other income. As there is no line item in your statement of operations titled "other income" please revise your disclosure to more specifically identify where the revenues associated with this item are located. If these revenues are not included as part of sales, please tell us the reason you do not include the amount in sales.

8. To help us further understand your revenue recognition policy, more specifically your gift card breakage policy, please explain to us at what point you have determined that the likelihood of redemption is remote. Also advise us as to the amount of breakage income that is included in your statement of operations. If such amounts are material to your statement of operations, tell us why you have not disclosed such amounts.

Vendor Credits and Rebates, page 36

9. Tell us whether the vendor allowance that you received and applied as a reduction of advertising expenses was material. Please provide us with you assessment of materiality if you belief such amounts were not material.

Note 5. Long-Term Debt and Revolving Line of Credit, page 39

10. Revise your disclosures to more fully explain the restrictions on the payment of dividends. See Regulation S-X Rule 4-08(e).

Schedule II – Valuation and Qualifying Accounts Reserve

11. Please provide Schedule II as required by Rules 5-04 (c) and 12-09 of Regulation S-X. All reserves recorded should be provided, including the amounts estimated for sales returns and allowances for each period presented.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief